SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

AIRGAS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

009363 10 2

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 6 pages

13G	Page 2 of 6 pages

CUSIP No. 009363 10 2
1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bonnie F. McCausland
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,500
	6.	SHARED VOTING POWER 7,735,278
	7.	SOLE DISPOSITIVE POWER 1,500
	8.	SHARED DISPOSITIVE POWER 7,735,278
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,736,778
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.2%
12.	TYPE OF REPORTING PERSON* IN

13G	Page 3 of 6 pages

Item 1	(a)	Name of Issuer

Airgas, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices

Airgas, Inc. Radnor Court 259 North Radnor-Chester Road, Suite 100 Radnor, Pennsylvania 19087-5283

Item 2	(a)	Name of Person Filing

Bonnie F. McCausland

Item 2	(b)	Address of Principal Business Office, or, if none, Residence

667 Thomas Road Lafayette Hill, Pennsylvania 19444

Item 2	(c)	Citizenship

United States

Item 2	(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

Item 2	(e)	CUSIP Number

009363 10 2

Item 3	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

13G	Page 4 of 6 pages

Item 4	Ownership

(a) and (b). Bonnie F. McCausland beneficially owned an aggregate of 7,736,778 shares of the issuer’s Common Stock, or approximately 9.2% of the shares outstanding, as of December 31, 2010, of which 2,348,554 shares were held in GRATs (as defined below) of which Mrs. McCausland and her husband, Peter McCausland, are trustees.

(c). Bonnie F. McCausland had sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 1,500 shares of the issuer’s Common Stock. Mrs. McCausland had shared power to vote or to direct the vote, and/or shared power to dispose or to direct the disposition of, 7,735,278 shares of the issuer’s Common Stock, which included (i) 75,043 shares held by a charitable foundation (the “Foundation”) of which Mrs. McCausland is an officer and director, (ii) 1,174,277 shares held by four separate grantor retained annuity trusts of which Mrs. McCausland is a beneficiary and co-trustee with her husband, Peter McCausland, and another trustee, and (iii) 1,174,277 shares held by four separate grantor retained annuity trusts of which Peter McCausland is a beneficiary and co-trustee with Mrs. McCausland and another trustee (each of the referenced grantor retained annuity trusts referred to, collectively, as the “GRATs”).

Item 5	Ownership of Five Percent or Less of a Class

Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the issuer’s shares which are the subject of this Schedule 13G, except that, (i) with respect to 5,311,681 shares, Mr. McCausland shares with Mrs. McCausland the right, (ii) with respect to 75,043 shares, the Foundation has the exclusive right and, (iii) with respect to 2,348,554 shares, the GRATs have the right, to receive the dividends from and the proceeds of sale as to such shares.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 009363 10 2	13G	Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 7, 2011

/s/ Bonnie F. McCausland
Bonnie F. McCausland